Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

VIA EDGAR	February 22, 2021

Ronald E. Alper

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for EJF Acquisition Corp.

Registration Statement on Form S-1 (File No. 333-252892)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, EJF Acquisition Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Eastern Time, on February 24, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me (212-455-2163) with any questions.

Very truly yours,

/s/ Mark Brod
Mark Brod

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